Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARIES OF HURCO COMPANIES, INC.

Name	Jurisdiction of Incorporation
Hurco B.V. Hurco Canada	the Netherlands Canada
Hurco Europe Limited	United Kingdom
Hurco GmbH Hurco India Private, Ltd.	Federal Republic of Germany India
Hurco Manufacturing Ltd.	Taiwan R.O.C.
Hurco S.a.r.l.	France
Hurco S.r.l.	Italy
Hurco (S.E. Asia) Pte Ltd.	Singapore
Ningbo Hurco Machine Tool Company, Ltd.	China

Hurco Companies, Inc. is the Company’s headquarters in Indianapolis, Indiana, U.S.A.  The foregoing list does not include other subsidiaries which, individually or in the aggregate, did not constitute a significant subsidiary as of October 31, 2010.

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